Supplemental Material for Financial Results for FY2012 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2011												FY2012								FY2012
	1Q (2010/4-6)		2Q (2010/7-9)		3Q (2010/10-12)		9 months (2010/4-12)		4Q (2011/1-3)		12 months (’10/4-’11/3)		1Q (2011/4-6)		2Q (2011/7-9)		3Q (2011/10-12)		9 months (2011/4-12)		Forecast 12 months (’11/4-’12/3)
Vehicle Production (thousands of units)	1,793		1,853		1,803		5,449		1,720		7,169		1,189		1,884		1,952		5,025		—
(Japan) – including Daihatsu & Hino	970		1,024		924		2,918		803		3,721		556		1,015		1,104		2,675		—
[Daihatsu]	[165	]	[167	]	[154	]	[486	]	[133	]	[619	]	[122	]	[162	]	[193	]	[477	]	[—	]
[Hino]	[24	]	[26	]	[26	]	[76	]	[23	]	[99	]	[23	]	[29	]	[34	]	[86	]	[—	]
(Overseas) – including Daihatsu & Hino	823		829		879		2,531		917		3,448		633		869		848		2,350		—
[Daihatsu]	[40	]	[37	]	[48	]	[125	]	[45	]	[170	]	[42	]	[52	]	[52	]	[146	]	[—	]
[Hino]	[2	]	[3	]	[2	]	[7	]	[2	]	[9	]	[1	]	[4	]	[3	]	[8	]	[—	]
North America	343		327		323		993		345		1,338		188		276		367		831		—
Europe	83		82		100		265		107		372		75		78		109		263		—
Asia	299		326		353		978		366		1,344		280		411		274		965		—
Central and South America	39		37		39		116		32		148		36		35		42		114		—
Oceania	31		30		27		88		25		113		21		28		20		68		—
Africa	28		27		37		91		42		133		33		41		36		109		—
Vehicle Sales (thousands of units)	1,820		1,895		1,802		5,517		1,791		7,308		1,221		1,805		1,969		4,995		7,410
(Japan) – including Daihatsu & Hino	500		586		403		1,488		425		1,913		292		505		561		1,357		2,040
[Daihatsu]	[137	]	[153	]	[110	]	[400	]	[128	]	[528	]	[107	]	[139	]	[152	]	[398	]	[580	]
[Hino]	[6	]	[7	]	[8	]	[21	]	[8	]	[29	]	[5	]	[11	]	[10	]	[26	]	[40	]
(Overseas) – including Daihatsu & Hino	1,320		1,309		1,399		4,029		1,366		5,395		929		1,300		1,408		3,638		5,370
[Daihatsu]	[44	]	[39	]	[45	]	[128	]	[42	]	[170	]	[40	]	[50	]	[47	]	[137	]	[190	]
[Hino]	[19	]	[20	]	[19	]	[59	]	[20	]	[79	]	[16	]	[21	]	[22	]	[60	]	[90	]
North America	526		515		507		1,548		483		2,031		276		413		579		1,268		1,910
Europe	187		181		208		576		220		796		174		187		219		580		830
Asia	285		289		335		910		345		1,255		259		355		279		894		1,340
Central and South America	69		75		76		221		60		281		52		75		84		211		290
Oceania	62		54		70		187		61		248		34		61		61		156		220
Africa	49		46		57		151		58		209		40		55		62		157		240
Middle East	140		148		145		432		137		569		91		152		123		366		540
Other	2		1		1		4		2		6		3		2		1		6		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,072		2,166		2,086		6,324		2,099		8,423		1,616		2,058		2,174		5,849		—
Housing Sales (units)	866		1,333		1,356		3,555		1,602		5,157		879		1,562		1,436		3,877		5,600

Supplemental 1

Supplemental Material for Financial Results for FY2012 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2011						FY2012				FY2012
	1Q (2010/4-6)	2Q (2010/7-9)	3Q (2010/10-12)	9 months (2010/4-12)	4Q (2011/1-3)	12 months (’10/4-’11/3)	1Q (2011/4-6)	2Q (2011/7-9)	3Q (2011/10-12)	9 months (2011/4-12)	Forecast 12 months (’11/4-’12/3)
Foreign Exchange Rates
Yen to US Dollar Rate	92	86	83	87	82	86	82	78	77	79	as premise: 78
Yen to Euro Rate	117	111	112	113	113	113	117	110	104	111	as premise: 108
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	50.1	46.1	48.9	48.2	44.6	47.3	37.7	44.8	48.2	44.3	approximately: 45.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	45.2	43.3	44.6	44.3	41.9	43.7	37.1	42.9	45.8	42.5	—
Number of Employees(Note 1)	319,910	318,001	317,734	317,734	317,716	317,716	322,046	322,809	324,747	324,747	—
Net Revenues (billions of yen)	4,871.8	4,806.7	4,673.1	14,351.6	4,642.0	18,993.6	3,441.0	4,574.9	4,865.2	12,881.1	18,300.0
Geographic Information
Japan	2,806.6	2,919.6	2,686.1	8,412.3	2,573.9	10,986.2	1,784.5	2,869.0	3,024.2	7,677.7	—
North America	1,483.6	1,337.6	1,333.3	4,154.6	1,274.5	5,429.1	853.5	1,085.7	1,379.5	3,318.9	—
Europe	459.8	465.3	524.2	1,449.3	532.1	1,981.4	459.9	499.2	527.0	1,486.1	—
Asia	834.9	794.2	835.1	2,464.1	910.5	3,374.6	700.0	827.3	704.2	2,231.3	—
Other	453.7	408.0	489.7	1,351.4	457.7	1,809.1	368.8	455.3	460.2	1,284.2	—
Elimination	-1,166.8	-1,118.0	-1,195.3	-3,480.1	-1,106.7	-4,586.8	-725.7	-1,161.6	-1,229.9	-3,117.1	—
Business Segment
Automotive	4,467.8	4,395.8	4,255.1	13,118.8	4,218.5	17,337.3	3,060.8	4,183.1	4,471.4	11,715.5	—
Financial Services	307.6	296.3	297.5	901.4	290.8	1,192.2	285.8	271.0	271.5	828.2	—
All Other	212.9	233.5	238.0	684.4	287.8	972.2	190.5	255.2	272.2	717.8	—
Elimination	-116.5	-118.9	-117.5	-353.0	-155.1	-508.1	-96.1	-134.4	-149.9	-380.4	—
Operating Income (billions of yen)	211.6	111.5	99.0	422.1	46.1	468.2	-108.0	75.4	149.6	117.1	270.0
(Operating Income Ratio) (%)	(4.3)	(2.3)	(2.1)	(2.9)	(1.0)	(2.5)	(-3.1)	(1.6)	(3.1)	(0.9)	(1.5)
Geographic Information
Japan	-27.5	-24.5	-122.4	-174.4	-188.0	-362.4	-206.6	-69.3	-30.5	-306.4	—
North America	109.7	36.1	105.2	251.1	88.4	339.5	28.9	32.5	90.3	151.8	—
Europe	-6.8	-2.1	2.2	-6.7	19.8	13.1	-7.5	5.6	10.4	8.5	—
Asia	90.2	74.0	68.6	232.8	80.2	313.0	60.1	70.4	40.5	171.0	—
Other	41.0	31.9	44.3	117.2	42.9	160.1	21.0	37.1	37.9	96.0	—
Elimination	5.0	-3.9	1.1	2.1	2.8	4.9	-3.9	-0.9	1.0	-3.8	—
Business Segment
Automotive	96.7	33.0	-27.5	102.2	-16.2	86.0	-202.5	-7.5	57.1	-152.8	—
Financial Services	115.1	68.6	116.4	300.1	58.1	358.2	94.6	76.4	83.5	254.5	—
All Other	4.0	10.7	13.4	28.1	7.1	35.2	-2.0	9.9	15.3	23.2	—
Elimination	-4.2	-0.8	-3.3	-8.3	-2.9	-11.2	1.9	-3.4	-6.3	-7.8	—
Income before Income Taxes (billions of yen)	263.0	129.1	129.6	521.7	41.5	563.2	-80.5	79.1	198.6	197.2	270.0
(Income before Income Taxes Ratio) (%)	(5.4)	(2.7)	(2.8)	(3.6)	(0.9)	(3.0)	(-2.3)	(1.7)	(4.1)	(1.5)	(1.5)
Equity in Earnings of Affiliated Companies (billions of yen)	70.0	63.8	46.9	180.7	34.3	215.0	40.2	39.3	55.6	135.2	—
Net Income(Note 2) (billions of yen)	190.4	98.7	93.6	382.7	25.4	408.1	1.1	80.4	80.9	162.5	200.0
(Net Income Ratio) (%)	(3.9)	(2.1)	(2.0)	(2.7)	(0.5)	(2.1)	(0.0)	(1.8)	(1.7)	(1.3)	(1.1)
Shareholder Return
Cash Dividends(Note 3) (billions of yen)	—	62.7	—	62.7	94.1	156.8	—	62.7	—	62.7	—
Cash Dividends per Share (yen)	—	20	—	20	30	50	—	20	—	20	—
Payout Ratio (%)	—	21.7	—	—	79.1	38.4	—	76.9	—	—	—
Value of Shares Repurchased (billions of yen)	—	—	—	—	—	—	—	—	—	—	—
Number of Shares Canceled (thousands)	—	—	—	—	—	—	—	—	—	—	—
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	—

Supplemental 2

Supplemental Material for Financial Results for FY2012 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2011						FY2012				FY2012
	1Q (2010/4-6)	2Q (2010/7-9)	3Q (2010/10-12)	9 months (2010/4-12)	4Q (2011/1-3)	12 months (’10/4-’11/3)	1Q (2011/4-6)	2Q (2011/7-9)	3Q (2011/10-12)	9 months (2011/4-12)	Forecast 12 months (’11/4-’12/3)
R&D Expenses (billions of yen)	182.9	187.6	179.1	549.6	180.7	730.3	186.5	190.8	190.3	567.6	760.0
Depreciation Expenses(Note 4) (billions of yen)	197.5	202.0	204.8	604.3	208.0	812.3	168.9	188.3	187.0	544.4	760.0
Geographic Information
Japan	115.1	127.9	131.1	374.1	133.2	507.3	98.9	118.8	117.4	335.2	480.0
North America	41.5	35.5	34.3	111.3	34.4	145.7	35.1	34.3	36.2	105.6	135.0
Europe	16.6	15.4	15.6	47.6	15.5	63.1	13.4	13.5	13.4	40.4	55.0
Asia	15.2	14.6	15.8	45.6	15.2	60.8	12.8	12.9	12.4	38.1	55.0
Other	9.1	8.6	8.0	25.7	9.7	35.4	8.7	8.8	7.6	25.1	35.0
Capital Expenditures(Note 4) (billions of yen)	92.6	147.0	138.7	378.4	263.9	642.3	116.4	147.3	154.8	418.7	720.0
Geographic Information
Japan	44.5	89.4	62.5	196.4	143.2	339.6	54.3	68.3	82.9	205.7	390.0
North America	20.7	25.2	31.5	77.4	65.2	142.6	18.3	14.2	18.4	50.9	100.0
Europe	4.9	3.2	4.5	12.6	19.4	32.0	4.4	7.8	5.2	17.4	30.0
Asia	15.4	19.9	27.8	63.1	14.7	77.8	25.0	34.0	31.5	90.5	120.0
Other	7.1	9.3	12.4	28.9	21.4	50.3	14.4	23.0	16.8	54.2	80.0
Total Liquid Assets(Note 5) (billions of yen)	5,044.6	5,104.3	4,976.5	4,976.5	4,943.4	4,943.4	4,779.6	4,702.1	4,683.9	4,683.9	—
Total Assets (billions of yen)	29,781.5	29,437.7	29,234.3	29,234.3	29,818.1	29,818.1	29,284.8	28,387.5	28,761.6	28,761.6	—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	10,186.0	10,223.4	10,229.9	10,229.9	10,332.3	10,332.3	10,241.0	10,016.4	10,023.8	10,023.8	—
Return on Equity(Note 2) (%)	7.4	3.9	3.7	5.0	1.0	3.9	0.0	3.2	3.2	2.1	—
Return on Asset(Note 2) (%)	2.5	1.3	1.3	1.7	0.3	1.4	0.0	1.1	1.1	0.7	—
Number of Consolidated Subsidiaries	—	—	—	—	—	511	—	—	—	—	—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	—	56	—	—	—	—	—

Analysis of Consolidated Net Income for FY2012(Note 2) (billions of yen, approximately)	3Q (2011/10-12)	9 months (2011/4-12)
Effects of Marketing Activities	100.0	-120.0
Effects of Changes in Exchange Rates	-70.0	-200.0
Cost Reduction Efforts	30.0	80.0
From Engineering	20.0	55.0
From Manufacturing and Logistics	10.0	25.0
Increases in Expenses, etc.	10.0	-30.0
Other	-19.4	-35.0
(Changes in Operating Income)	50.6	-305.0
Non-operating Income	18.4	-19.5
Equity in Earnings of Affiliated Companies	8.7	-45.5
Income Taxes, Net Income Attributable to the Noncontrolling Interest	-90.4	149.8
(Changes in Net Income)(Note 2)	-12.7	-220.2

Supplemental 3